B2GOLD CORP.
NOTICE OF SPECIAL MEETING
to be held December 20, 2012

NOTICE IS HEREBY GIVEN that a special meeting (the “B2Gold Meeting”) of the Shareholders of B2GOLD CORP. (“B2Gold”) will be held in the Emerald A Ballroom, Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia on December 20, 2012 at 2:00 p.m. (Vancouver time) to:

1.

consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Schedule “A” to the accompanying management information circular of B2Gold (the “Information Circular”), approving the issuance of up to 251,973,927 B2Gold common shares (the “New B2Gold Shares”) (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Transaction), representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012, which includes the New B2Gold Shares issuable to:

	(a)	the eligible shareholders of CGA Mining Limited (“CGA”), where such shareholders of CGA will receive 0.74 of a New B2Gold Share for each CGA share held; and

	(b)	the optionholders of CGA as consideration for the cancellation of their CGA options,

in each case, in connection with a court approved scheme of arrangement between CGA and its shareholders under Part 5.1 of the Australian Corporations Act 2001, pursuant to which B2Gold will acquire all of the issued and outstanding securities of CGA, in accordance with the merger implementation agreement dated September 18, 2012, as amended, between B2Gold and CGA, all as more particularly set forth in the merger implementation agreement and described in the Information Circular; and

2.	to transact such other business as may properly come before the B2Gold Meeting, or any adjournment.

The Board of Directors of B2Gold has fixed the close of business on November 19, 2012 as the record date for determining shareholders who are entitled to receive notice and to vote at the B2Gold Meeting. No person who becomes a shareholder of B2Gold after the record date will be entitled to vote or act at the B2Gold Meeting or any adjournment thereof. Accompanying this Notice of Special Meeting are: (i) the Information Circular; and (ii) a form of proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the B2Gold Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the B2Gold Meeting will be available for inspection at the registered and records office of B2Gold at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to December 20, 2012, being the date of the B2Gold Meeting, as well as at the B2Gold Meeting.

If you are a registered shareholder and are unable to attend the B2Gold Meeting in person, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to B2Gold, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on December 18, 2012, or if the B2Gold Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the B2Gold Meeting.

Laurel Hill Advisory Group is acting as B2Gold’s proxy solicitation agent. If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 19th day of November, 2012.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer and Director